BYLAWS

OF

MARIPOSA TECHNOLOGY, INC.

Mariposa Technology, Inc. (the "*Corporation*"), is a Louisiana corporation formed by Articles of Incorporation dated May 3, 2021, and filed with the Louisiana Secretary of State on May 13, 2021. Elizabeth Adler, Mickal P. Adler, John K. Roberts, III, and Jessica Roberts, authorized Directors of the Corporation, in their capacity execute these Bylaws for all purposes permitted for bylaws under Louisiana law.

ARTICLE I. OFFICES

Section 1.1 **Principal Office.** The principal office of the Corporation shall be located at 3421 N. Causeway Blvd., Suite 900, Metairie, LA 70002.

Section 1.2 **Other Offices.** The Corporation may also have offices in such other places, both within and without the State of Louisiana, as the Board of Directors may from time-to-time determine or the business of the Corporation may require.

ARTICLE II. SHAREHOLDERS

Section 2.1 **Annual Meetings.** At least one (1) annual meeting shall be held each calendar year for the purposes of electing Directors and of transacting such other business as may properly come before the meeting. The date of the annual meeting of the Shareholders of the Corporation shall be designated by the President or the Board of Directors. If no annual meeting is called by the President or Board of Directors within the calendar year, any Shareholder may call such a meeting to be held at the Corporation's registered office in the subsequent year.

Section 2.2 **Special Meetings.** Special meetings of the Shareholders may be called for any purpose or purposes at any time by the Board of Directors or by the CEO, and shall be called by the CEO or the Secretary at the written request of Shareholders of fifty percent (50%) or more of the shares then issued and outstanding and entitled to vote (a "*Majority of Shares*") or as otherwise required by law. Such requests shall state the purpose of the proposed meeting. A special meeting called upon the written request of a Majority of Shares shall be held at a time fixed by the Secretary not less than fifteen (15) nor more than sixty (60) days after the receipt of said request; and if the Secretary shall neglect or refuse to fix such time, the Shareholder or Shareholders making the request may do so.

Section 2.3 **Place of Meetings.** All meetings of Shareholders shall be held anywhere in the United States as designated by the CEO or the Board of Directors.

Section 2.4 **Notice of Meetings.**

(A) Written notice of each meeting of Shareholders, whether annual or special, stating the time and place of the meeting, shall be served either personally or by mail, not less than ten or more than sixty (60) calendar days before the meeting, upon each Shareholder of record entitled to vote at such meeting and upon any other Shareholder to whom the giving of notice may be required by law. The written notice shall specify the agenda of the annual meeting. Notice of a special meeting shall state the purpose or purposes for which the meeting is called and shall indicate that the special meeting is being called by, or at the direction of, the person or persons calling the meeting. If at any meeting action is proposed to be taken that would, if taken, entitle Shareholders to receive payment for their shares pursuant to the Louisiana Business Corporation Law, the notice of such meeting shall include a statement of that purpose. If placed in the United States Mail, notice of meetings shall be directed to each Shareholder at his/her/its address as it appears on the records of the Shareholders of the Corporation, unless a Shareholder shall have previously filed with the Secretary of the Corporation a written request that notices intended for him/her/it be mailed to some other address, in which case, notice shall be mailed to the address designated in such request.

(B)   Notice of any meeting of Shareholders need not be given to any person who may become a Shareholder of record after the mailing of such notice and prior to the meeting, or to any Shareholder who attends such meeting, in person or by proxy, or to any Shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting.

(C)   If the time and place of a reconvened meeting of Shareholders was announced at the adjourned meeting, adjournments of any annual or special meeting of Shareholders may be taken without new notice being given unless a new record date is fixed for the adjourned meeting or unless required by law. However, any meeting at which Directors are to be elected shall be adjourned only from day to day until such Directors shall have been elected.

Section 2.5   Quorum.

(A)   Except as otherwise provided herein, by law or in the Articles of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "*Articles of Incorporation*"), at all meetings of Shareholders of the Corporation, the presence at the commencement of such meetings, in person or by proxy, of a Majority of Shares, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any Shareholder of shares then issued and outstanding and entitled to vote after the commencement of a meeting shall have no effect on the existence of a quorum once a quorum has been established at a meeting.

(B)   Despite the absence of a quorum at any annual or special meeting of Shareholders, the Shareholders present, in person or by proxy, by vote of a Majority of Shares, may adjourn the meeting from time-to-time, without notice other than announcement at the meeting, until a quorum shall be present or represented by proxy. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

Section 2.6   Voting.

(A)   Except as otherwise provided by law or by the Articles of Incorporation, any corporate action to be taken by the vote of the Shareholders at a meeting of Shareholders when a quorum is present or represented by proxy shall be authorized by the affirmative vote of a Majority of Shares. If Shareholder action or approval is required by law, such action or approval shall be taken or given only upon the affirmative vote of a Majority of Shares. Actions, including the following, but not limited to the following shall require the affirmative vote of the Shareholders of more than sixty-six percent (66%) of the shares then issued and outstanding and entitled to vote (a "*Super Majority of Shares*"): (1) the amendment of these Bylaws; (2) the merger of the Corporation with another entity; (3) the transfer of substantially all of the operating assets; (4) the dissolution/liquidation of the Corporation; (5) the incurring of indebtedness in excess of $500,000; (6) any corporate restructuring; and (7) the leasing and/or purchase of equipment or machinery in value of more than $1,000,000.

(B)   At every meeting of the Shareholders, a list of Shareholders entitled to vote, arranged

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alphabetically and certified by the Secretary or by the agent of the Corporation having charge of the transfer of shares, showing the number and class of shares held by each Shareholder on the record date for the meeting, shall be produced on the request of any Shareholder.

(C)   Except as otherwise provided by statute or by the Articles of Incorporation, at each meeting of Shareholders, each Shareholder of record of stock of the Corporation entitled to vote at the meeting shall be entitled to vote the shares of stock registered in his/her/its name on the books of the Corporation pursuant to Section 5.1 herein.

(D)   Each Shareholder entitled to vote or to express consent or dissent without a meeting may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the Shareholder himself/herself/itself or by his/her/its attorney-in-fact who is duly authorized in writing. The Secretary of the Corporation or, if appointed, the proxy officer or committee shall determine the validity or invalidity of a proxy instrument. The proxy instrument, on its face, shall be received as prima facie evidence of validity for the purpose of establishing the presence of a quorum at such meeting and for all other purposes. The burden of challenging any proxy instrument shall be on the challenger, who must challenge the validity of the proxy instrument prior to a vote by said proxy. The proxy holder need not be a Shareholder of the Corporation. No proxy instrument shall be valid after the expiration of eleven (11) months from the date of its execution, unless the executor of the proxy instrument shall have specified therein the length of time it is to continue in force. However, in no case shall a proxy instrument be valid for longer than three (3) years, unless a later date is permitted by law. Each proxy instrument shall be exhibited to the Secretary at the meeting, and it shall be filed with the records of the Corporation.

(E)   Voting on all matters shall be by ballot. Each ballot shall state the name of the voting Shareholder and the number of shares voted by said Shareholder, and it shall also state the name of the proxy holder if the ballot be cast by proxy.

(F)   Any action consented to in writing that is signed by Shareholders of that number of issued and outstanding shares entitled to vote thereon and necessary to constitute the approval of the Shareholders if the matter had been presented to a meeting of the Shareholders shall be and constitute action by the Shareholders with the same force and effect as if it had been passed by the necessary vote of the Shareholders at a duly called meeting of the Shareholders. The written consents signed by the Shareholders of the necessary issued and outstanding shares entitled to vote shall be filed with the minutes of the Corporation by the Secretary.

Section 2.7   Presiding Officer. The CEO shall serve as Chairperson of every meeting of the Shareholders unless some other person is elected to serve as Chairperson by vote of a Majority of Shares represented at the meeting. The Chairperson shall appoint such persons as he/she/it deems necessary to assist with the meeting of the Shareholders.

ARTICLE III. BOARD OF DIRECTORS

Section 3.1   Number, Election and Term of Office.

(A)   The Board of Directors shall consist of five (5) Directors. Qualifications and parameters for the Board of Directors may be determined by the Shareholders pursuant to the process set out in Article II herein. The members of the Board of Directors are set forth on Exhibit A hereto.

(B)   Each Director shall hold office for three (3) years plus any partial year from the time of the expiration of three (3) years from Director taking office until the next meeting of the Shareholders, plus any additional time until the Director's successor is elected and qualified or until the Director's death,

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resignation or removal.

(C)   The members of the Board of Directors of the Corporation shall be elected by the affirmative vote of a Majority of Shares.

Section 3.2   **Duties and Powers.**

(A)   The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are by the Articles of Incorporation, by these Bylaws, or by law expressly conferred upon or reserved to the Shareholders.

(B)   The Board of Directors shall have the power to determine which accounts, books and records of the Corporation shall be opened to the inspection of Shareholders, except such as by law must be specifically open to inspection. The Board of Directors shall have the power to fix reasonable rules and regulations not in conflict with the applicable law for the inspection of accounts, books and records which by law or determination of the Board of Directors shall be open to inspection.

(C)   The Board of Directors shall have the power to make, alter or amend the Bylaws of the Corporation; however, the Shareholders shall have the power to amend and repeal Bylaws made by the Directors by vote of a Super Majority of Shares.

Section 3.3   **Annual and Regular Meetings; Notice.**

(A)   A regular meeting of the Board of Directors shall be held immediately following the annual meeting of the Shareholders at such location designated by the President or the Board of Directors. However, if notice of any regular meeting of the Board of Directors is required to be given to any Director, said regular meeting shall be held (i) after the required notice is given or excused at the time stated in said notice and (ii) at the principal office of the Corporation or at such other place as determined by the unanimous written consent of the Directors and set forth in said notice.

(B)   The Board of Directors may provide, by resolution or by written consent, for other regular meetings of the Board of Directors to be held on the dates and at the times stated in said resolution or written consent at the principal office of the Corporation or at such other place as determined by the unanimous resolution or unanimous written consent of the Directors.

(C)   Notice of any regular meeting of the Board of Directors shall not be required to be given; provided, however, if the Board of Directors shall fix the time or place of any regular meeting of the Board of Directors at a time other than immediately following the annual meeting of the Shareholders or if any Director is newly elected at an annual meeting of the Shareholders and was not present at the said annual meeting of the Shareholders at which he/she/it was elected, then notice of the regular meeting of the Board of Directors shall be required to be given to those Directors who were not present at the meeting of the Board of Directors which fixed the time or place of said regular meeting of the Board of Directors, who did not consent to fix the time or place of said regular meeting of the Board of Directors in a consent executed by the Directors, or who were newly elected Directors and were not present at said annual meeting of the Shareholders. Notice of any regular meeting of the Board of Directors required to be given shall be given in the manner set forth for notice of a special meeting of the Board of Directors, except the purpose or purposes of the regular meeting need not be included in the notice unless required by law.

(D)   Notice of any regular meeting shall not be required to be given to any Director who shall attend a regular meeting of the Board of Directors without protesting prior to the commencement of the

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regular meeting. The lack of notice to such a Director or to a Director who submits a signed waiver of notice, whether before or after the regular meeting, shall not invalidate the regular meeting or the actions of the Directors taken at such regular meeting. Attendance by a Director at a regular meeting shall constitute waiver of notice of such regular meeting, except where a Director attends a regular meeting for the express purpose of objecting to the transaction of business because the regular meeting was not lawfully called. Notice of any adjourned regular meeting shall not be required to be given.

Section 3.4   Special Meetings; Notice.

(A)   Special meetings of the Board of Directors shall be held whenever called by the CEO or by the Secretary upon the written request of one or more of the Directors (i) on the date and at the time specified in the notice or waivers of notice thereof and (ii)_at the principal office of the Corporation or at such other place as determined by the unanimous written consent of the Directors and set forth in said notice. The date and time of a special meeting of the Board of Directors shall be reasonable considering the attenuating circumstances and the purpose or purposes of the meeting.

(B)   Notice of special meetings of the Board of Directors may be mailed directly to each Director, addressed to him/her/it at his/her/its residence or usual place of business on file with the Corporation at least two (2) days before the day on which the special meeting is to be held. Alternatively, the notice of a special meeting of the Board of Directors may be sent to a Director at such email address on file with Corporation or may be delivered to a Director personally or given to him/her/it orally, not later than the day before the day on which the special meeting is to be held. Notice of a special meeting of the Board of Directors shall include the date, time, place, if other than the principal office of the Corporation, and purpose or purposes of the meeting. Emergency special meetings of the Board of Directors may be held on any date, at any time, at any place and after any notice that is reasonable under the circumstances.

(C)   Notice of any special meeting of the Board of Directors shall not be required to be given to any Director who shall attend the special meeting without protesting prior to the commencement of the special meeting. The lack of notice to such Director or to a Director who submits a signed waiver of notice, whether before or after the special meeting, shall not invalidate the special meeting or the actions of the Directors taken at such special meeting. Attendance by a Director at a special meeting shall constitute waiver of notice of such special meeting, except where a Director attends a special meeting for the express purpose of objecting to the transaction of business because the special meeting was not lawfully called. Notice of any adjourned special meeting shall not be required to be given.

Section 3.5   Chairperson of the Board.
The CEO shall serve as the Chairperson of the Board. At all meetings of the Board of Directors, the Chairperson of the Board shall preside. If the Chairperson of the Board is absent, a temporary Chairperson chosen by the Directors shall preside.

Section 3.6   Quorum and Adjournments.

(A)   At all meetings of the Board of Directors, the presence of a majority of the Directors then comprising the entire Board of Directors (a "*Majority of the Directors*") shall be necessary and sufficient to constitute a quorum for the transaction of business by the Board of Directors, except as otherwise provided by law, the Articles of Incorporation, or these Bylaws.

(B)   A meeting of the Board of Directors at which a quorum is present may be adjourned by a majority of the Directors present to reconvene at a specific date and time. It shall not be necessary to give notice of the reconvened meeting or of the business to be transacted, other than to announce the date, time, place and purpose or purposes for the reconvened meeting at the meeting which was adjourned. At any such reconvened meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting which was adjourned.

(C)   A majority of the Directors present at any regular or special meeting of the Board of Directors, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

Section 3.7   **Manner of Acting.**

(A)   At all meetings of the Board of Directors, each Director present shall have one (1) vote, irrespective of the number of shares of stock of the Corporation, if any, which he/she/it may hold.

(B)   Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the action of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum is present when a meeting of the Board of Directors is convened, the Directors present may continue to do business, taking action by a majority vote until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum or the refusal of any Director present to vote.

(C)   Any action consented to in writing by a Majority of the Directors shall be and constitute the act of the Board of Directors and shall have the same force and effect as if the same had been passed by the necessary vote of Directors at a duly called meeting of the Board of Directors. The written consents of Directors shall be filed by the Secretary with the minutes of the Corporation.

(D)   A Director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her/its dissent shall be entered in the minutes of the meeting or unless he/she/it shall file his/her/its written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the termination of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

(E)   A Director may participate in a meeting of the Board of Directors by means of a conference call, video call, or similar communications equipment, provided that all persons participating in the meeting can hear each other and communicate with each other. Participation in a meeting in this manner shall constitute presence in person at such Board of Directors meeting, except where a person participates in the Board of Directors meeting for the express purpose of objecting to the transaction of any business on the grounds that the Board of Directors meeting was not lawfully called or convened. The Secretary or other appropriate officer may certify any action taken at such a meeting to any interested party as an action taken at a Board of Directors meeting duly and lawfully convened and held.

Section 3.8   **Vacancies.** Subject to the provisions of Section 3.1, any vacancy on the Board of Directors occurring by reason of an increase in the number of Directors or by reason of the death, resignation, disqualification, removal or inability to act of any Director shall be filled for the unexpired portion of the term by vote of a majority vote of the remaining Directors at any regular meeting of the Board of Directors or at any special meeting of the Board of Directors called for that purpose at which a quorum of Directors are present. However, the Shareholders shall have the right to fill a vacancy on the Board of Directors for the unexpired portion of the term at any regular meeting of the Shareholders or at any special meeting of the Shareholders called for the purpose prior to action by the Board of Directors to fill said vacancy.

Section 3.9 Resignation. Any Director may resign at any time by giving written notice to the Board of Directors, to the President, or to the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors, the President, or the Secretary of the Corporation, and the formal or informal acceptance of such resignation shall not be necessary to make it effective.

Section 3.10   Removal. Any Director may be removed with or without cause at any time by the affirmative vote of a Super Majority of Shares, whether at a regular meeting or at a special meeting of the Shareholders called for that purpose.

Section 3.11   Compensation. No stated salary shall be paid to the Directors, as such, for their services. By resolution of the Board of Directors or the Shareholders, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular meeting or each special meeting of the Board of Directors. In the event of a conflict as to the amount of compensation to be paid to the Directors for their services and/or for reimbursement of expenses, the vote of the Shareholders shall prevail over that of the Directors. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and/or from receiving compensation therefore.

Section 3.12   Contracts. Except as otherwise specified herein or upon the affirmative vote of a Super Majority of Shares, the Corporation is prohibited from entering into a contract to lease or purchase equipment from a Shareholder or any entity in which a Shareholder owns any interest.

ARTICLE IV.   OFFICERS

Section 4.1   Number, Qualifications, Election and Term of Office.

(A)   The Officers of the Corporation shall consist of a Chief Executive Officer ("*CEO*"), President, a Secretary, a Treasurer and such other Officers as the Board of Directors may deem advisable. The office of President may be combined with the office of Treasurer. Any Officer may be, but is not required to be, a Director of the Corporation. Any two (2) or more offices may be held by the same person. The initial Officers of the Corporation are set forth on Exhibit B hereto.

(B)   The Officers of the Corporation shall be elected by the Board of Directors at the regular meeting of the Board of Directors following the annual meeting of Shareholders.

(C)   Each Officer shall hold office until the later of the next regular meeting of the Board of Directors held after the annual meeting of the Shareholders or until his/her/its successor shall have been elected and qualified, or until his/her/its death, resignation or removal.

Section 4.2   Resignation. Any Officer may resign at any time by giving written notice of such resignation to the Board of Directors or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such Officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 4.3   Removal. Any Officer may be removed, either with or without cause, at any time by the Board of Directors.

Section 4.4   Vacancies. A vacancy in any office by reason of death, resignation, inability to act, disqualification, removal, or any other reason, may be filled for the unexpired portion of the term by the Board of Directors. In its discretion, the Board of Directors, by the vote of a Majority of the Directors, may leave unfilled for any such period as it may fix by resolution any offices except those of President, Secretary, and Treasurer.

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Section 4.5   Duties of Officers.

(A)   Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these Bylaws or as may be specifically conferred or imposed upon them by the Board of Directors. The Board of Directors shall have the power to alter the duties of the Officers.

(B)   The duties of the several Officers shall be as follows:

(1)   Chief Executive Officer: The CEO shall be the highest-ranking officer of the Corporation. The CEO shall preside at all meetings of the Shareholders. If a Chairperson of the Board of Directors has not been elected, then the CEO shall preside at all meetings of the Board of Directors. The CEO shall have the power to alter the duties of the other Officers and to delegate duties to them, subject to rights of the Board of Directors set forth in Section 4.5(A).

(2)   President: The President shall have the power to generally and actively manage the daily business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute bonds, mortgages and other contracts on behalf of the Corporation. The President shall have the general powers and duties of supervision and management usually vested in the office of president of a corporation, together with those specifically outlined as follows: the President shall have the sole authority in the hiring and firing of employees other than Officers; in the granting and accepting of leases; in the buying of all equipment, fixtures, and inventory of the Corporation; and generally in all matters having to do with the normal day-to-day operation of the business as set forth in the corporate charter or as is regularly conducted by the Corporation, reserving to the other Officers and to the Board of Directors those powers delegated to them by law and those reserved to them herein.

(3)   Vice President(s): The Vice President(s), if any, in the order of their seniority shall, in the absence or disability of the President, perform the duties and exercise the powers of the President, and shall perform such other duties as the President or the Board of Directors shall prescribe. In the absence of the Secretary or Treasurer, and their respective assistants, if any, the duties of such absent Officer(s) shall devolve upon the Vice President(s) in his/their capacity as Assistant Secretary or Assistant Treasurer.

(4)   Secretary: The Secretary shall attend all meetings of the Shareholders, the Board of Directors and the committees of Directors. The Secretary shall keep accurate records and minutes of the acts, proceedings, and meetings of Shareholders, Directors and committees of Directors. The Secretary shall have authority to give all notices required by law or these Bylaws. When authorized by the Board of Directors or the President, the Secretary may affix the corporate seal to any lawfully executed documents requiring it and shall sign such instruments as may require his/her/its signature. The Secretary shall give, or cause to be given, the required notice of meetings of the Shareholders and of meetings of the Board of Directors. The Secretary shall perform such other duties as may be prescribed by the Board of Directors or the President, under whose supervision he/she/it shall be. The Secretary shall keep in safe custody the corporate seal (if any) and all records, documents, contracts, and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at reasonable times be available for the examination of any Director.

(5)   Treasurer: The Treasurer shall, subject to the direction of the President, have general custody of all the funds and securities of the Corporation and shall have general supervision of the collection and disbursement of the funds of the Corporation. The Treasurer shall endorse, on behalf of the Corporation, checks, notes and other obligations and shall deposit the same to the credit of the Corporation in such bank or banks or depositaries as the Board of Directors may designate. The Treasurer may sign,

with the President or such other person or persons as may be designated for the purpose by the Board of Directors, all bills of exchange, checks, and promissory notes of the Corporation. The Treasurer shall enter, or cause to be entered, regularly in the books of the Corporation full and accurate account of all money received and paid by him/her/it on account of the Corporation; shall at all reasonable times exhibit the Corporation's books and accounts to any Director upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of the Corporation's accounts. In the absence of a comptroller, the Treasurer shall be responsible to the Board of Directors and the President for all financial control and internal audits of the Corporation and its subsidiaries. The Treasurer shall perform such other duties as may be prescribed from time to time by the Board of Directors or the President.

Section 4.6   Sureties and Bonds. If the Board of Directors shall so require by resolution, any Officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties, as the Board of Directors may direct, conditioned upon the faithful performance of his/her/its duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his/her/its hands.

Section 4.7   Shares of Other Corporations. Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as to such shares (including the attendance, acting and voting at shareholders' meetings and the execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President or such other person as the Board of Directors may authorize.

Section 4.8   Compensation. The compensation of all Officers of the Corporation shall be fixed by the Board of Directors. The compensation of an Officer may include both a basic salary and a discretionary bonus determined by the Board of Directors and dependent upon the superior performance of duties by the Officer. If an expense is paid by the Corporation that is finally determined, by a government taxing authority and such courts to which any such determination is appealed, not to be a tax-deductible expense because the expense was incurred for the personal benefit of an Officer, such Officer shall be deemed to have received additional compensation.

ARTICLE V. SHARES OF STOCK

Section 5.1   Shares of Stock. The Corporation has authority to issue an aggregate of 10,000,000 Class A shares of capital stock, 80,000,000 Class B shares of capital stock, and 10,000,000 Class C shares of capital stock, all of which are common stock with no par value. Shareholders shall have preemptive rights with respect to all shares issued by the Corporation regardless of the form of consideration paid for the shares. The issuance of additional authorized shares must be approved by the Board of Directors. Each Class A share shall constitute ten (10) votes for purposes of votes by the Shareholders. Each Class B share shall constitute one (1) vote for purposes of votes by the Shareholders. Each Class C share shall constitute one (1) vote for purposes of votes by the Shareholders.

Section 5.2   Certificates of Stock.

(A)   The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors and shall be numbered and registered in the order issued. The certificates shall bear the holder's name and the number of Class A, Class B or Class C shares, shall be signed by the CEO and the Secretary, shall bear a conspicuous legend referring to any restrictions on the sale and transfer of said certificates, as required by applicable law, and may bear the corporate seal.

(B)   In the absence of any Officer or for any other reason that the Board of Directors deems

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sufficient, the Board of Directors may delegate all or a part of the duties of an Officer in respect to certificates of stock temporarily to any other Officer or to any Director.

(C)   No certificate representing shares shall be issued until the full amount of consideration therefore has been paid, except as otherwise permitted by law.

(D)   The Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fraction held: or the Board of Directors may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or the Board of Directors may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an Officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a Shareholder, except as therein provided.

Section 5.3   Lost or Destroyed Certificates. The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate by affidavit. The Corporation may issue a new certificate in the place of any certificate previously issued by it and alleged to have been lost or destroyed. On production of evidence of loss or destruction of a certificate representing shares of the Corporation, the Board of Directors, in its discretion, may require the owner of the lost or destroyed certificate or his/her/its legal representatives, as applicable, to give the Corporation a bond in such sum as the Board of Directors may direct, with such surety or sureties as may be satisfactory to the Board of Directors, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificates. A new certificate may be issued without requiring such evidence, bond, or surety, when, in the judgment of the Board of Directors, it is proper so to do.

Section 5.4   Record Date. The Board of Directors may close the stock transfer books of the Corporation for a period not exceeding fifty (50) days preceding the date of any meeting of Shareholders, the date for payment of any dividend, the date for the allotment of rights, the date when any change or conversion or exchange of capital stock shall go into effect, or the date in connection with obtaining the consent of Shareholders to a proposal without a meeting for any purpose. In lieu of closing the stock transfer books, the Board of Directors may fix a record date in advance. The record date fixed in advance shall not exceed fifty (50) days prior to the date of any meeting of Shareholders, the date for the payment of any dividend, the date for the allotment of rights, the date when any change or conversion or exchange of capital stock shall go into effect, or the date in connection with obtaining Shareholder consent, as the case may be. The record date fixed in advance shall be used for the determination of the Shareholders entitled to receive notice of, and to vote at, any meeting of the Shareholders to receive payment of any dividend, to receive any allotment of rights, to exercise rights in respect of any change, conversion or exchange of capital stock, or to give consent as a Shareholder to a proposal without a meeting, as the case may be. If a record date is fixed for the purpose of determining the Shareholders entitled to notice of, and to vote at, a meeting of the Shareholders, the record date shall be a date not less than ten (10) days prior to the date of said meeting. Only the Shareholders who are Shareholders of record on the record date so fixed shall be entitled to receive notice of, and to vote at, a meeting of the Shareholders, to receive payment of a dividend, to receive any allotment of rights, to exercise rights in respect of any change, conversion, or exchange of capital stock, or to give consent as a Shareholder to a proposal without a meeting, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed. If no record date is fixed, the record date for the determination of Shareholders entitled to notice of, or to vote at, a meeting of Shareholders shall be at the close of business on the day next preceding the day on which the meeting is held; the record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the resolution of the Directors relating thereto is adopted. When a determination of Shareholders of record entitled to notice of, or to vote at, any meeting of the Shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the Directors fix a new record date for the adjourned meeting.

Section 5.5 **Securities Law Matters.** Each Shareholder understands that the Corporation has not registered the any of its shares under any United States federal laws, state securities laws, or blue sky laws. No Shareholder shall transfer any shares at any time if such action would constitute a violation of any United States federal laws, state securities laws, or blue sky laws or, prior to an Initial Public Offering, a breach of the conditions to any exemption from registration of the shares under any such laws or a breach of any undertaking or agreement of a Shareholder entered into pursuant to such laws or in connection with obtaining an exemption thereunder, and, prior to any Initial Public Offering, the Corporation shall not Transfer upon its books any shares unless prior thereto the Corporation has received (or the Board of Directors has waived in writing the requirement that the Corporation receive) evidence reasonably satisfactory to the Corporation that such transaction is in compliance with this Section 5.5. Any certificate representing a share shall bear appropriate legends restricting the sale or other Transfer of such share in accordance with applicable United States federal laws, state securities laws, or blue sky laws and in accordance with the provision of these Bylaws, and such legends shall be in substantially the following form:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER."

Section 5.6 **Drag-Along Rights.** If at any time Shareholders holding more than fifty percent (50%) of the number of shares entitled to vote thereon (collectively, the "***Majority Shareholders***") desire to sell or otherwise transfer for value all of their shares in the Corporation to a non-affiliate buyer or other transferee ("***TP Acquirer***"), and have received an offer for the purchase or other acquisition of their shares in the Corporation from a TP Acquirer for a price, or other value, and containing other terms and conditions that are acceptable to the Majority Shareholders (the "***TP Acquirer's Offer***"), then at their option, the Majority Shareholders may elect to sell or otherwise transfer their shares to the TP Acquirer for the price, or other value, and on the other terms and conditions set forth in the TP Acquirer's Offer, without first obtaining the consent of any other Shareholders or complying with any transfer restrictions set forth in these Bylaws. In addition, in such a case, the Majority Shareholders may require any remaining Shareholders and any other assignees of shares in the Corporation who are not Shareholders (collectively, the "***Minority Shareholders***") to also sell or otherwise transfer all of their shares to the TP Acquirer for the same proportionate price, or other value, and on the same other terms and conditions set forth in the TP Acquirer's Offer (the "***Drag-Along Rights***"), by giving the Minority Shareholders at least fifteen (15) days' prior written notice that a sale or other transfer of their shares to the TP Acquirer is pending and that in connection with the sale or transfer, the Majority Shareholders have elected to exercise their Drag-Along Rights. If the Majority Shareholders elect to exercise their Drag-Along Rights as set forth in this Section 5.6, then the Minority Shareholders agree that they shall sell or otherwise transfer all of their respective shares in the Corporation to the TP Acquirer, concurrent with the sale or other transfer of the shares of the Majority Shareholders to the TP Acquirer, for the same proportionate price, or other value, and on the same other terms and conditions set forth in the TP Acquirer's Offer.

ARTICLE VI. TRANSFER OF CLASS A SHARES

Section 6.1   Restrictions on Voluntary Transfers of Class A Shares.

(A)   Except upon the affirmative vote of more than fifty percent (50%) of the Class A shares entitled to vote and/or a Permitted Transfer, no Class A Shareholder may assign, sell, donate, bequeath, mortgage, pledge, hypothecate, grant a security interest in or otherwise transfer or encumber all or any portion of his/her/its Class A shares to any person. Any Transfer made in violation of this provision shall be void and of no effect. The term Transfer shall not include any attachment, seizure under writ of fieri facias or sequestration, or other seizure of or charge against the Class A shares, or any portion thereof, by a lien or judgment creditor or other creditor under any form of legal process, nor shall the appointment of a receiver for a Shareholder or its property, or the commencement of a proceeding under the Bankruptcy Code by or against any Shareholder, be deemed to have effected a Transfer within the meaning of this provision.

(B)   In the event a Shareholder desires to sell or Transfer (the word "***Transfer***" meaning, for purposes of these Bylaws any donation, sale, conveyance, assignment, alienation, encumbrance or other transfer) during his/her lifetime or term, he/she/it shall be precluded from selling or transferring his/her/its Class A shares to any person or institution until he/she/it has offered to sell said Class A shares to the Corporation for the Valuation Price. Said offer must be made by delivering to the Secretary of the Corporation, against written receipt, the certificates representing said Class A shares, endorsed in blank, and a written offer to sell said Class A shares to the Corporation for cash, at the value hereinabove mentioned. The Corporation shall have thirty (30) days within which to accept this offer to sell. If the Corporation does not purchase the Class A shares within thirty (30) days, then such Class A shares may be sold to such other person or institution; provided, however, that the sale has been approved by the affirmative vote of a Majority of Shares. The rights of the Corporation to purchase the Class A shares of any Shareholder may be waived, in writing, by the affirmative vote of a Super Majority of Shares.

(C)   Notwithstanding any other provision in this Article VI, the Articles of Incorporation, or these Bylaws, a Shareholder who is also a Director (a "***Permitted Transferor***") may Transfer all or part of his/her/its Class A shares to another Shareholder who is also a Director (a "***Permitted Transferee***") on such terms and conditions as the Permitted Transferor and the Permitted Transferee determine (a "***Permitted Transfer***"); furthermore, any Class A shares, or any portion thereof, held by a Permitted Transferor who is a natural person may be Transferred by a lifetime gift to members of the Permitted Transferor's "immediate family" or to trusts solely for the benefit of members of the Permitted Transferor's "immediate family"; and finally, upon a Permitted Transferor's death, the Permitted Transferor's Class A shares shall be Transferred as provided in the Permitted Transferor's will or other testamentary documents, or, in the absence of such documents, by the laws of descent and distribution, provided at death the Class A shares are Transferred to the deceased Permitted Transferor's "immediate family." The term "immediate family" means the living descendants (including a legally adopted descendant) of a Permitted Transferor and/or spouse of the Permitted Transferor, including a trust solely for the benefit of such living descendants and/or spouse of the Permitted Transferor. Any purported Transfer by a Permitted Transferor pursuant to this Section 6.1(C) to a party other than "immediate family" shall be null and void and subject to Sections 6.1(A) or 6.1(B) herein. Pursuant to any Transfer allowed under this Section 6.1(C), the Permitted Transferor's successor shall immediately be vested with all the Permitted Transferor's rights, authority and power as a Shareholder of the Corporation. Any Transfer permitted under this Section 6.1(C) shall not be subject to the conditions specified in Sections 6.1(A) or 6.1(B), notwithstanding anything to the contrary in the Articles of Incorporation or these Bylaws.

Section 6.2   Separation and/or Divorce of Class A Shareholders.
In the case of a Transfer of any Class A shares in the Corporation to a Shareholder's spouse pursuant to a judicial decree of separation of community property incident to the divorce or judicial separation of such Shareholder and

his/her spouse, then the affected Shareholder's spouse shall immediately offer all, and not less than all, of the affected Shareholder's Class A shares in the Corporation so Transferred to: 1) the affected Shareholder; 2) the remaining Class A Shareholders; and 3) the Corporation as follows.

(A)   The affected Shareholder shall have the first right to purchase all of the affected Shareholder's Class A shares in the Corporation so Transferred to the affected Shareholder's spouse for the Valuation Price. The purchase by the affected Shareholder from the affected Shareholder's spouse shall be consummated and the price paid in full within sixty (60) days of the effective date of the separation of community property.

(B)   In the event that the affected Shareholder does not timely purchase the subject Class A shares in the Corporation from the affected Shareholder's spouse, then the other Class A Shareholder(s), pro rata, shall have the second option, to be exercised within sixty (60) days of the effective deadline that the affected Shareholder had to purchase the subject Class A shares in the Corporation from the affected Shareholder's spouse for the Valuation Price.

(C)   Any such Class A shares in the Corporation not purchased by the affected Shareholder or the other Class A Shareholder(s) pursuant to said first and second options to purchase set forth in this Section 6.2 shall be purchased by the Corporation for the Valuation Price.

(D)   In the event the affected Shareholder, the other Class A Shareholder(s), or the Corporation purchase the subject Class A shares in the Corporation from the affected Shareholder's spouse, the applicable purchaser shall have the right to choose the form of payment of the purchase price. The applicable purchaser, in his/her/its sole discretion, may elect to satisfy the purchase price by any combination of the following: 1) paying the purchase price in cash from the applicable purchaser's accounts; 2) borrowing the funds necessary to pay the purchase price in cash from a financial institution of the applicable purchaser's choice; or 3) paying the purchase price over a ten (10) year period by execution of a Promissory Note at a fixed interest rate calculated on the Wall Street Prime or similar market interest rate on the effective date of the separation of community property.

(E)   The spouses of the Class A Shareholders respectively intervene herein and acknowledge that they have read these Bylaws in their entirety and agree to be bound by all of the terms and conditions set forth herein, including, but not limited to, all terms set forth in this Section 6.2. Each spouse of a Class A Shareholder shall provide the Corporation with an executed Schedule A hereto within thirty (30) days of the date of these Bylaws set forth hereinabove. Any Class A Shareholder who marries subsequent to the execution of these Bylaws on the date set forth hereinabove shall: (i) provide his/her spouse with these Bylaws within fifteen (15) days of said marriage date and (ii) provide the Corporation with a Schedule A hereto executed by said spouse within thirty (30) days of said marriage date. If any Class A Shareholder fails to comply with this Section 6.2(E) then the Corporation may deem the offending Shareholder to have offered all of his/her Class A shares for sale to the Corporation for the Valuation Price pursuant to Section 6.1(B).

Section 6.3   Bankruptcy of a Class A Shareholder.

(A)   Unless otherwise provided herein, the bankruptcy of a Class A Shareholder shall terminate that Shareholder's interest in the Corporation. The remaining Class A Shareholder(s) shall have the first right and option to purchase the Class A shares in the Corporation of such Shareholder in bankruptcy, pro rata, for a purchase price equal to the Valuation Price. The remaining Class A Shareholder(s) shall tender to the Shareholder in bankruptcy the purchase price within ninety (90) days of the of the declaration of bankruptcy of the Shareholder in bankruptcy.

(B)   If the remaining Class A Shareholders do not purchase all of the Class A shares in the Corporation of the Shareholder in bankruptcy, then the Corporation shall purchase the Class A shares in the Corporation of such Shareholder in bankruptcy for a purchase price equal to the Valuation Price.

(C)   The remaining Class A Shareholders and/or the Corporation shall have the right to choose the form of payment of the purchase price. The applicable purchaser, in his/her/its sole discretion, may elect to satisfy the purchase price by any combination of the following: 1) paying the purchase price in cash from the applicable purchaser's accounts; 2) borrowing the funds necessary to pay the purchase price in cash from a financial institution of the applicable purchaser's choice; or 3) paying the purchase price over a ten (10) year period by execution of a Promissory Note at a fixed interest rate calculated on the Wall Street Prime or similar market interest rate on the first business day following the declaration of bankruptcy of the Shareholder in bankruptcy.

Section 6.4   **Death of a Class A Shareholder.**

(A)   If a Class A Shareholder who is an individual dies, then the deceased Class A Shareholder's executor, administrator, guardian, conservator, or other legal representative is deemed to have offered that deceased Class A Shareholder's Class A shares in the Corporation first to the remaining Class A Shareholders and second to the Corporation for sale as set forth herein.

(B)   In the event of the death of a Class A Shareholder, the remaining Class A Shareholders shall have the first right to purchase the Class A shares in the Corporation of the deceased Class A Shareholder for a purchase price equal to the Valuation Price. If more than one (1) of the remaining Class A Shareholders wishes to purchase the Class A shares of the deceased Class A Shareholder, then those remaining Class A Shareholders may purchase a pro rata percentage of the deceased Class A Shareholders Class A shares in the Corporation for the applicable pro rata purchase price. The remaining Class A Shareholders shall have the right to choose the form of payment of the purchase price. The remaining Class A Shareholders, in their sole discretion, may elect to satisfy the purchase price by any combination of the following: 1) paying the purchase price in cash from the remaining Class A Shareholders' accounts; 2) borrowing the funds necessary to pay the purchase price in cash from a financial institution of the remaining Class A Shareholders' choice; or 3) paying the purchase price over a ten (10) year period by execution of a Promissory Note at a fixed interest rate calculated on the Wall Street Prime or similar market interest rate on the first business day following the Class A Shareholder's death. The remaining Class A Shareholders shall provide the Class A Shareholders and the Corporation written notice of their intent to purchase within sixty (60) days of the death of the Class A Shareholder.

(C)   If the remaining Class A Shareholders opt not to purchase any or all of the shares in the Corporation, a Class A Shareholder who died as set forth in this Section 6.4, then the Corporation shall purchase the remaining Class A shares in the Corporation of the Class A Shareholder who died for a purchase price equal to the Valuation Price. The Corporation shall have the right to choose the form of payment of the purchase price. The Corporation, in its sole discretion, may elect to satisfy the purchase price by any combination of the following: 1) paying the purchase price in cash from the Corporation's accounts; 2) borrowing the funds necessary to pay the purchase price in cash from a financial institution of the Corporation's choice; or 3) paying the purchase price over a ten (10) year period by execution of a Promissory Note at a fixed interest rate calculated on the Wall Street Prime or similar market interest rate on the first business day following the Class A Shareholder's death. The Corporation shall provide the Class A Shareholders written notice of its intent to purchase within thirty (30) days of the deadline date for the remaining Class A Shareholders to have provided the Class A Shareholders and the Corporation with written notice of their intent to purchase.

(D)   The Class A Shareholders may enter into cross-purchase agreements regarding the

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purchase of life insurance policies on the Class A Shareholders. In the event of the death of a Class A Shareholder, the remaining Class A Shareholders may utilize funds obtained as the beneficiary on any insurance policies to fund the purchase of the deceased Class A Shareholder's Class A shares in the Corporation pursuant to this Section 6.4. The proceeds from any life insurance policy referenced herein this Section 6.4(D) shall not be included in any manner in the determination of the Valuation Price referenced in Section 6.6.

(E)   The Corporation may enter into agreements regarding the purchase of life insurance policies on the Class A Shareholders. In the event of the death of a Class A Shareholder, the Corporation may utilize funds obtained as the beneficiary on any insurance policies to fund the purchase of the deceased Class A Shareholder's Class A shares in the Corporation pursuant to this Section 6.4. The proceeds from any life insurance policy referenced herein this Section 6.4(E) shall not be included in any manner in the determination of the Valuation Price referenced in Section 6.6.

(F)   The remaining Class A Shareholders and/or the Corporation shall tender payment or execute a Promissory Note for the Class A shares in the Corporation of a Class A Shareholder who died as set forth in this Section 6.4 to the appropriate estate, curator, executor, administrator, guardian, conservator, or other legal representative within one-hundred-eighty (180) days of the death of the Class A Shareholder. In the event that the remaining Class A Shareholders and/or the Corporation elect to pay the purchase price by executing a Promissory Note, then the first payment of the Promissory Note shall be made within one-hundred-eighty (180) days of the death of the Class A Shareholder.

Section 6.5   Separate Buy/Sell Agreements. Notwithstanding this Article VI (except as restricted by Section 6.1(A)), the Class A Shareholders may enter into separate Buy/Sell Agreements regarding the Class A shares in the Corporation. If any terms, provisions, and/or restrictions set forth in this Article VI directly conflict with the terms, provisions, and/or restrictions specifically agreed upon by the Class A Shareholders in a separate Buy/Sell Agreement, then the terms, provisions, and/or restrictions set forth in said separate Buy/Sell Agreement shall govern and control.

Section 6.6   Valuation Price. For purposes of these Bylaws, the "*Valuation Price*" shall be determined by "*Valuation Engagement*" by a CPA selected by the Board of Directors consistent with SSVS No. 1 as promulgated by the AICPA. The value of each share in the Corporation shall be determined by the dividing the value of one-hundred percent (100%) of the shares in the Corporation appraised by Valuation Engagement by the total number of shares issued by the Corporation. A summary report shall be prepared in conjunction with each Valuation Engagement performed pursuant to this Section 6.6. Copies of each Valuation Engagement summary report prepared pursuant to this Section 6.6 shall be provided to all of the Shareholders of the Corporation upon written request. Any and all insurance proceeds obtained by the Corporation pursuant to the death or the permanent and total disability of a Shareholder shall not be included in the valuation of the deceased or disabled Shareholder's interest. This Section 6.6 applies to all shares of the Corporation, not just the Class A shares.

Section 6.7   Effect of Transfer; Rights of the Transferee.

(A)   If more than fifty percent (50%) of the Class A shares entitled to vote agree to a Transfer of Class A shares and/or in the event of a Permitted Transfer, any Transfer of Class A shares that is a mortgage, pledge, hypothecation, grant of a security interest or otherwise intended for security shall not cause the transferor-Shareholder to cease to be a Shareholder of the Corporation, or to cease to have the right to exercise any powers and privileges of a Shareholder.

(C)   Unless provided to the contrary in the act of Transfer, until the transferee of Class A shares becomes a Class A Shareholder, the transferee of Class A shares shall have no liability as a Class A

Shareholder solely as a result of the Transfer.

(D)   Transfers of Class A shares of the Corporation may only be made upon the surrender of the certificate or certificates representing the Class A shares to be Transferred to the Corporation or to the transfer agent of the Corporation for cancellation and only if the surrendered certificate or certificates representing the Class A shares to be Transferred are accompanied by a proper assignment or power to transfer endorsed thereon or delivered therewith. The proper assignment or power to transfer must be duly executed and there must be provided such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

ARTICLE VII. TRANSFER OF CLASS B AND CLASS C SHARES

Section 7.1   No Restrictions on Transfers of Class B and Class C Shares. Class B and Class C shares of the Corporation may be Transferred without Shareholder or Corporation approval, however, for any such Transfer to be effective, notice shall be provided to the Corporation. Any Transfer made in violation of this Section 7.1 shall be void and of no effect. The term Transfer in this Section 7.1 shall not include any attachment, seizure under writ of fieri facias or sequestration, or other seizure of or charge against the Class B or Class C shares, or any portion thereof, by a lien or judgment creditor or other creditor under any form of legal process, nor shall the appointment of a receiver for a Shareholder or his/her/its property, or the commencement of a proceeding under the Bankruptcy Code by or against any Shareholder, be deemed to have effected a Transfer within the meaning of this Section 7.1.

ARTICLE VIII. DIVIDENDS

Section 8.1   Payment of Dividends. Subject to any applicable law, dividends may be declared and paid out of any amounts available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine. Dividends may be declared and paid in cash, in property, or in shares of stock of the Corporation.

Section 8.2   Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time-to-time, in their absolute discretion, think proper as a reserve or as reserves necessary to meet contingencies for any proper purpose. The Board of Directors may modify or abolish any reserve in the same manner in which it was created at any time.

ARTICLE IX. FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors, subject to applicable law.

ARTICLE X. CORPORATE SEAL

The Corporate seal, if any, shall be in such form as shall be approved by the Board of Directors. The corporate seal shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Louisiana." The seal may be used by causing it or a facsimile thereof to be impressed, affixed or reproduced. An impression of the seal, if any, shall be affixed to the margin hereof when available. The absence of the corporate seal on any document shall not affect the validity of the instrument.

ARTICLE XI. AMENDMENTS

Section 11.1 **By Directors.** The Board of Directors shall have power to make, adopt, alter and amend or repeal the Bylaws of the Corporation; however, the Shareholders, as provided in this Article XI, may amend or repeal the Bylaws made by the Board of Directors. If any Bylaw is adopted, repealed or amended by the Board of Directors, there shall be set forth in a notice to each Shareholder the Bylaws so adopted, repealed or amended, together with a concise statement of the changes made and the purpose or purposes thereof.

Section 11.2 **By Shareholders.** All Bylaws of the Corporation shall be subject to amendment or repeal by the vote a Super Majority of Shares.

ARTICLE XII. INDEMNIFICATION

Section 12.1 **Indemnification By Corporation.** The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her/it in connection with such action, suit or proceeding if he/she/it acted in good faith and in a manner he/she/it reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his/her/its conduct was unlawful; provided that in case of actions by or in the right of the Corporation, the indemnity shall be limited to expenses (including attorneys' fees and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the action to conclusion) actually and reasonably incurred in connection with the defense or settlement of such action and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for willful or intentional misconduct in the performance of his/her/its duty to the Corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he/she/it is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he/she/it reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her/its conduct was unlawful.

Section 12.2 **Successful Defense.** To the extent that a Director, Officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any such action suit or proceeding, or in defense of any claim, issue or matter therein, he/she/it shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him/her/it in connection therewith.

Section 12.3 **Standard of Conduct.** The indemnification hereunder (unless ordered by the court) shall be made by the Corporation only as authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable and the Board of Directors so directs, by independent legal counsel, or (3) by the vote of a Majority of Shares.

Section 12.4 **Advance Payment.** The expenses incurred in defending such an action, suit or proceeding shall be paid by the Corporation in advance of the final disposition thereof if authorized by the Board of Directors, without regard to whether participating members thereof are parties to such action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the Director, Officer, employee or agent to repay such amount if it shall ultimately be determined that he/she/it is not entitled to be indemnified by the Corporation as authorized hereunder.

Section 12.5 **Other Rights.** The indemnification and advancement of expenses provided hereunder shall not be deemed exclusive of any other rights to which one indemnified or obtaining advancement of expenses is entitled under any Bylaw, agreement, authorization of Shareholders or Directors, regardless of whether Directors authorizing such indemnification are beneficiaries thereof, or otherwise, both as to action in his/her/its official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of his/her/its heirs and legal representatives; however, no such other indemnification measure shall permit indemnification of any person for the results of such person's willful or intentional misconduct.

Section 12.6 **Insurance.** The Corporation may procure or maintain insurance or other similar arrangement including, without limitation, a trust fund or other form of self-insurance, on behalf of any person who is or was a Director, Officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another business, non-profit or foreign corporation, partnership, joint venture or other enterprise against any liability asserted against or incurred by him/her/it in any such capacity, or arising out of his/her/its status as such, whether or not the Corporation would have the power to indemnify him/her/it against such liability under the Business Corporation Law of Louisiana.

ARTICLE XIII. NOTICES

Section 13.1 **Effect of Notice.** Unless otherwise expressly provided elsewhere in these Bylaws, any written notice required or permitted by law, the Articles of Incorporation or the Bylaws to be given to any Shareholder, Director or Officer shall be delivered via certified U.S. mail with return receipt requested, national overnight courier with return receipt, personal delivery with receipt of delivery, e-mail transmission with confirmation of receipt of delivery, or facsimile transmission with receipt of delivery to the applicable addresses of the recipients on record with the Corporation. Notice shall be deemed to have been given and received on the date of receipt or denial of notice as reflected on the return receipt or confirmation document.

Section 13.2 **Waiver of Notice.** Whenever any notice is required to be given by law, the Articles of Incorporation, or the Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed the equivalent of the required notice.

ARTICLE XIV. FINANCIAL STATEMENT

The Board of Directors shall present at each annual meeting of the Shareholders, and at any special meeting of the Shareholders when called for by vote of the Shareholders, a full and clear statement of the business and condition of the Corporation.

ARTICLE XV. CHECKS

All checks or demands for money and notes of the Corporation shall be signed or shall otherwise be prepared for negotiation by the CEO, President, Treasurer, or such person or persons as the Board of Directors may designate. The Secretary of the Corporation shall maintain custody of signature facsimile devices used in the preparation of checks.

ARTICLE XVI. REVERSION TO CORPORATION

Cash, property or stock dividends, shares issuable to Shareholders in connection with a reclassification of stock and the redemption price of redeemed shares, which are not claimed by the Shareholders entitled thereto within one (1) year after the dividend or redemption price became payable or the shares became issuable, despite reasonable efforts by the Corporation to pay the dividend or redemption price or to deliver the certificates for the shares to such Shareholders within such time, shall, at the expiration of such time, revert in full ownership to the Corporation; and the Corporation's obligation to pay such dividend or redemption price or issue such shares, as the case may be, shall thereupon cease. The Board of Directors may, at any time, for any reason satisfactory to it and at its discretion, authorize (a) payment of the amount of any cash or property dividend or redemption price or (b) issuance of any shares, ownership of which has reverted to the Corporation pursuant to this Article XV, to the entity who or which would be entitled thereto had such reversion not occurred.

IN WITNESS THEREOF, these Bylaws are adopted by all Directors currently holding office and executed as of the date below their signature.

DIRECTORS:



Elizabeth Adler, Director

Date: 8/13/2021



Mickal P. Adler

Date: 8/13/2021



John K. Roberts, III, Director

Date: 8/13/2021



Jessica Roberts

Date: 8/13/21

EXHIBIT A

Board of Directors

Elizabeth Adler
202 Rosewood Dr.
Metairie, LA 70005

Mickal P. Adler
202 Rosewood Dr.
Metairie, LA 70005

John K. Roberts, III
453 Fairfield Ave.
Gretna, LA 70056

Jessica Roberts
453 Fairfield Ave.
Gretna, LA 70056

EXHIBIT B

Officers

Chief Executive Officer (CEO):	Mickal P. Adler
President:	John K. Roberts, III
Vice President:	Mickal P. Adler
Secretary:	Mickal P. Adler
Treasurer:	John K. Roberts, III

SCHEDULE A

Consent of Spouse

For good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned, who is the spouse of a Shareholder of Mariposa Technology, Inc. (the "*Corporation*"), a Louisiana corporation, hereby acknowledges that he/she has been provided with the Bylaws of the Corporation, as in effect from time-to-time, and agrees to be bound by the terms and conditions of same, including, but not limited to, Section 6.2 thereof.

Mickel P. Adler
_____
Printed Name of Shareholder

Elizabeth E Adler
_____
Signature of Spouse

ELIZABETH ADLER
_____
Printed Name of Spouse

SCHEDULE A

Consent of Spouse

For good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned, who is the spouse of a Shareholder of Mariposa Technology, Inc. (the "*Corporation*"), a Louisiana corporation, hereby acknowledges that he/she has been provided with the Bylaws of the Corporation, as in effect from time-to-time, and agrees to be bound by the terms and conditions of same, including, but not limited to, Section 6.2 thereof.

John K. Roberts III
_____
Printed Name of Shareholder

_____
Signature of Spouse

Jessica Roberts
_____
Printed Name of Spouse